Horizon Quantum Holdings Ltd.

29 Media Cir. #05-22

Singapore, 138565

April 21, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C.  20549

Attention: Alexandra Barone

Re:	Horizon Quantum Holdings Ltd. Registration Statement on Form F-1 Filed April 16, 2026 File No. 333-295110

Dear Ms. Barone:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Horizon Quantum Holdings Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective at 4:30 p.m., Eastern Time, on Thursday, April 23, 2026, or as soon thereafter as practicable. The Company hereby grants to each of Adam Berkaw, Esq. and Hamilton Carpenter, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Joseph Fitzsimons
Joseph Fitzsimons, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP